2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

United States

enovis.com

January 30, 2026

VIA EDGAR

Ms. Kristin Lochhead and Ms. Li Xiao

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enovis Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Fiscal Quarter Ended October 3, 2025 File No. 001-34045

Dear Ms. Lochhead and Ms. Xiao:

We are writing in response to the comments received by Enovis Corporation (the “Company”) from the staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated December 22, 2025. For the Staff’s convenience, we have set forth below each of the numbered comments in the Staff’s letter in bold, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Note 19. Segment Information, page 106

1.	You disclose the chief operating decision maker (CODM) evaluates the operating results of each of your reportable segments based upon Net sales and Adjusted EBITDA. We also note that your Management’s Discussion and Analysis includes disclosure of gross profit and operating loss (GAAP) by reportable segment. Please tell us whether gross profit and operating loss (GAAP) by reportable segment are reported to the CODM and the extent to which each measure is used to evaluate segment performance and allocate resources. If either of these measures are considered by the CODM when assessing performance and allocating resources, please explain how you determined the appropriate measure to report under ASC 280-10-50-28A. Finally, revise to disclose how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb).

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the gross profit and operating loss (GAAP) by reportable segment are not reported to the CODM and are not used to evaluate segment performance and allocate resources. The measures that are included in the Company’s reporting package that is provided to the CODM and used by the CODM to evaluate segment performance and allocate resources are Net sales and Adjusted EBITDA.

January 30, 2026

Form 10-Q for the Fiscal Quarter Ended October 3, 2025

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 31

2.	We reference your response to prior comment 1. It appears that the non-GAAP adjustment for the purchase of royalty interest is related to a normal recurring operating expense for which a non-GAAP adjustment would be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations (C&DI) for Non-GAAP Financial Measures. In that regard, we note that the underlying intellectual property developed in connection with the related agreements continues to be incorporated into the company’s products. Therefore, it appears that those costs relate to the generation of revenue and would be considered normal operating expenses. Please revise your presentation to remove the adjustment for purchase of royalty interest from your Adjusted EBITDA measures in future filings as well as the presentation of Adjusted Net Income included in the press release on Form 8-K. Alternatively, tell us why you continue to believe that the adjustment is consistent with the C&DI.

Response: We respectfully acknowledge the Staff’s comment and, in particular, the notion that a portion of the purchase of royalty interest relates to the generation of future revenues. We believe that the adjustment for the purchase of royalty interest is appropriate because the expense reflects a discrete, upfront strategic transaction that fundamentally restructures the economic terms of pre-existing royalty arrangements, is not expected to recur, and is not part of our normal operating cost structure.

With respect to the fact that the purchase price for the royalty interests will be paid over a multi-year period, we respectfully submit that the timing of cash settlement should not be determinative of whether an item constitutes a normal, recurring operating expense. Pursuant to Question 100.01 of the C&DI for Non-GAAP Financial Measures, “[w]hen evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.” (emphasis added) Accordingly, our view is that the economic substance of the transaction, rather than the form or duration of payment, is the relevant consideration. In this case, the obligation to make payments over a seven-year period reflects the commercial terms under which the parties agreed to finance a single, discrete economic transaction, and does not convert the underlying cost into an operating expense that recurs as part of our ordinary-course revenue-generating activities. We believe that the nature of the adjustment remains that of a non-recurring, strategic, transaction-related expense that was incurred in order to restructure the Company’s long-term royalty profile, which is not incurred repeatedly and which does not arise each period in connection with the Company’s operations or revenue generating activities, such as manufacturing, distribution, or sales activities.

January 30, 2026

We acknowledge the intellectual property remains part of our products and is relevant to revenue generation. However, the charges associated with the purchase of royalty interests had no material connection to revenue recorded in the periods affected, resulting in notable one-time impacts on our financial trends. We are not aware of any requirement in the SEC’s rules or guidance to consider such charges “normal operating expenses” simply because they relate to future revenue. Additionally, we did not view these one-time charges as “necessary to run the business” because we entered into these strategic transactions voluntarily.

We believe that the adjustment made by the Company fits within the Staff’s interpretative framework, and that a cost does not become “recurring” merely because the cash outflows occur over multiple periods. The Company believes that the most relevant inquiry remains whether the cost is part of the issuer’s ongoing cost structure, and here it is not. The multi-year payment schedule is simply a financing mechanism for a one-time restructuring of an economic right, not evidence of ongoing operating activity.

As included in our Non-GAAP Measures disclosure in our periodic reports, Adjusted EBITDA is intended to facilitate period-over-period comparability by excluding items that “occur with inconsistent frequency,” “obscure underlying business trends,” or relate to “discrete restructuring plans and other initiatives that are fundamentally different from our ongoing productivity improvements.” The purchase of royalty interest represents a one-time upfront economic investment made to restructure the economics of pre-existing royalty arrangements. Although the underlying intellectual property acquired in connection with the royalty interest continues to be incorporated into our products, the nature of the transaction-related expense is not indicative of the Company’s normal cost structure and does not recur in the ordinary course of business. We believe that the effect of the adjustment is that it provides investors with a clear and meaningful view of our underlying business trends, aligns with how management evaluates the business and enhances comparability across periods.

Accordingly, we continue to believe the adjustment is appropriate and consistent with Question 100.01 of the C&DI for Non-GAAP Financial Measures and the Staff’s other guidance on the topic. However, we will supplement our disclosures in future filings to further clarify the nature of the royalty interest purchase and why management views this item as non-recurring and not reflective of ongoing operating expenses. Further, as noted in our prior response, the purchase of royalty interests that occurred in 2025 was an isolated, non-recurring event to facilitate the transition to the Company’s new product development model, and the Company does not currently contemplate any further similar buyout transactions in the future.

January 30, 2026

3.	Reference the non-GAAP adjustment related to Inventory step-up. Please tell us why you believe an adjustment for inventory step-up charges in connection with acquired businesses does not change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, please revise your presentation to remove this non-GAAP adjustment to Adjusted net income and Adjusted EBITDA measures in future filings, including the presentation in the press release on Form 8-K.

Response: We respectfully acknowledge the Staff’s comment and have reviewed the guidance provided in Question 100.04 of the C&DI for Non-GAAP Financial Measures. We advise the Staff that the acquired inventory step-up adjustments are intended to eliminate the impact of applying fair value principles in our purchase accounting, in accordance with ASC 805 Business Combinations, for inventory sold during the relevant periods and is not an individually tailored expense recognition methodology.

Inventory step-up charges represent the incremental expense of inventory sold recognized at its fair value after business combination accounting is applied versus the expense that would have been recognized if sold at its cost to manufacture. Since (i) only the inventory that existed at the business combination date was stepped-up to fair value and (ii) the Company’s costs to continue to manufacture such inventory following the dates of such acquisitions remained the same as those for the acquired companies, we believe excluding the incremental expense provides investors useful information as to what our costs may have been if we had not been required to increase the inventory’s carrying value to fair value. The adjustment is intended to eliminate the impact of a one-time, transaction-related step-up to reflect cost of goods sold as if such acquired inventory had been produced by the Company and sold in the ordinary course of business. We believe that this adjustment enhances comparability between periods, allowing investors to better understand our business performance and the underlying trends relevant to our ongoing business performance.

In future filings, the Company will supplement its disclosure regarding any such Inventory step-up charges to provide additional context for why the Company believes that such adjustments are useful to investors as follows:

“Inventory step-up expense represents the incremental expense of inventory sold recognized at its fair value after business combination accounting is applied versus the expense that would have been recognized if sold at its cost to manufacture. Since only the inventory that existed at the business combination date was stepped-up to fair value, we believe excluding the incremental expense (i) provides investors useful information as to what our costs may have been if we had not been required to increase the inventory’s book value to fair value and (ii) enhances comparability between periods, allowing investors to better understand our business performance and the underlying trends relevant to our ongoing business performance.”

January 30, 2026

4.	We note that you continue to include material non-GAAP adjustments for strategic transaction costs. Please tell us why you continue to adjust your non-GAAP measures for these costs and explain why they are not normal, recurring cash operating costs. With your response, please include information about the expenses/(benefits) incurred through September 30, 2025. In addition, describe in more detail the nature of the payroll costs and retention expenses for which non-GAAP adjustments were made in 2024 and 2025. Please reference Question 100.01 of the C&DI for Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. We have reviewed Question 100.01 of the C&DI for Non-GAAP Financial Measures and the Staff’s other guidance on the topic we believe that the adjustment for strategic transaction costs is appropriate. The Company has completed a large number of acquisitions and other transformational transactions, including the spin-off of our former fabrication technology business, over the past three years, and the complexity of these transactions and the one-time costs required to successfully integrate acquisitions have varied meaningfully based on the nature of each acquisition. The most significant of these transactions have been the spin-off of our ESAB business that was completed in April 2022 and our acquisition of Lima completed in January 2024. We have continued to exclude strategic transaction costs in our non-GAAP measures in order to provide investors with a supplemental view of financial performance of the Company, as we believe that these costs are not indicative of the ongoing operations of the Company. In addition, as our integration activities for these transactions near completion, we expect that the related adjustments for strategic transaction costs will continue to decline.

The table set forth below provides additional details of the expenses/(benefits) incurred through the end of the third quarter of 2025, which ended on October 3, 2025, including the nature of the payroll costs and retention expenses for which non-GAAP adjustments were made during the year ended December 31, 2024 and during the nine months ended October 3, 2025.

Lima related acquisition and integration costs:	Nine Months Ended October 3, 2025	Year Ended Dec 31, 2024
Payroll costs and retention expenses(1)	$6.9	$13.1
Integration and migration of IT systems	2.8	12.5
Deal costs(2)	0.0	15.4
Rebranding costs(3)	0.6	5.9
Operational integration costs(4)	14.4	17.9
Other strategic transaction costs:
Other (non-Lima) acquisition integration costs(5)	5.1	6.9
Separation related costs(6)	1.2	4.6
Other charges(7)	10.2	2.0
Total Strategic transaction costs	$41.2	$78.3

(1)	Includes payroll and retention costs for (a) roles eliminated in connection with the integration of our recent acquisition of Lima where a legal notice period was required prior to the employee’s separation from the Company, or (b) integration-related daily activities not related to former roles performed by an employee during their legal notice period and prior to their separation from the Company. In each case, such costs relate solely to roles eliminated in connection with the integration of the Lima acquisition, and are non-recurring and not part of our normal business operations.

January 30, 2026

(2)	Includes professional and consulting fees specifically incurred to consummate the acquisition and advise and facilitate on post-acquisition integration matters including legal entity consolidation.

(3)	Includes non-recurring integration related costs associated with rebranding and marketing acquired businesses under Enovis name, such trade show redesign costs and product re-labeling.

(4)	Includes non-recurring integration related costs associated with: (i) sales agent and distributor network rationalization, including contract termination and retention expenses in order to combine and rationalize independent sales agent and distributor coverage for legacy Enovis and Lima businesses across shared territories, (ii) supply chain and portfolio integration, and (iii) quality management system consolidation.

(5)	Includes integration related payroll and severance costs for roles eliminated in connection with the integrations of acquired businesses, ERP integration and migration costs, and costs associated with sales agent and distributor network rationalization. For 2025, such costs primarily relate to Novastep, MedShape and Trilliant integrations. For 2024, such costs primarily relate to ERP transition ($5.6 million) in connection with the integration of the acquisition of Novastep.

(6)	Represents residual non-recurring costs associated with the separation of our former fabrication technology business through a tax-free, pro-rata distribution of the common stock of ESAB Corporation to our stockholders.

(7)	Represents other non-recurring charges, including global ERP rationalization project costs, shared service center start-up costs, and re-organization costs.

January 30, 2026

Should you have any further questions on the above, please do not hesitate to contact me at (469) 227-0054.

Sincerely,

/s/ Phillip B. Berry
Phillip B. Berry
Senior Vice President and Chief Financial Officer